Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited Announces

Signing Exclusive NFT Creation Agreement with Wan Fung Art Gallery

Sydney, January 31, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the signing of an exclusive NFT creation agreement with Wan Fung Art Gallery to mint their Masterpieces of Chinese fine art for sale on IMTE's Ouction marketplace. The exclusive agreement is for a term of one year and renewable upon the agreement of both parties.

Wan Fung Art Gallery, (www.wanfung.com.hk) located in Hong Kong, has been in operation since 1986. Wan Fung Art Gallery focus on the sale of paintings, calligraphies, drawings and artifacts. Wan Fung Art Gallery has galleries in Beijing, Shanghai and Guangzhou, and in Hong Kong which was ranked as one of the top 10 galleries in China. Pursuant to the Agreement, IMTE shall mint the art works into NFT at no cost to Wan Fung Art Gallery, and these NFTs will be sold on our Ouction marketplace. A total of about 500 NFTs are expected to be minted and available on the Ouction platform in February 2021.

Mr. Shulin Kung, CEO of Wan Fung Art Gallery stated, "NFT's are poised to transform the art world, changing not only how art is bought and sold, but what art we individually value and which artist. NFT will revolutionize the existing trading model in the art world for digital art which now can be authenticated using blockchain technology." Mr. Kung further stated, "I am pleased to work with the Ouction team and the marketplace they have created. We look forward to using this new medium to reach art lovers worldwide."

"We are honored to work with Wan Fung Art Gallery with their long history and solid reputation in the art world," stated Mr. Kim Chan, CEO of Ouction. "This is our first content provider in the art world, and we will continue to seek other galleries, museums, and contemporary artists to display their artwork on Ouction marketplace." Mr. Chan further added, "NFTs will bring transparency into the art world using blockchain technology and public ledgers. Artists will be rewarded directly with resale royalties by embedding smart contracts in NFTs that award artists a percentage every time a work is purchased/used. This will create a new dimension for artists to sell their works digitally."

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

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